SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 1, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated August 1, 2008: Exercises with stock options of Nokia Corporation

2.               Nokia press release dated August 20, 2008: Nokia’s Services & Software unit grows and focuses its efforts

3.               Nokia stock exchange release dated August 29, 2008: Exercises with stock options of Nokia Corporation

4.               Nokia Siemens Networks press release dated August 4, 2008: Indosat builds for growth with future-proof mobile network solution

5.               Nokia Siemens Networks press release dated August 27, 2008: UK’s largest 3G mobile network integration appoints technology partner

6.               Nokia Siemens Networks press release dated August 28, 2008: Dasan Networks’ ownership structure to change; global cooperation with Nokia Siemens Networks to continue

STOCK EXCHANGE RELEASE

August 1, 2008

Nokia Corporation

Stock exchange release

August 1, 2008 at 9.45 (CET +1)

Exercises with stock options of Nokia Corporation

Based on Nokia’s 2003 and 2005 employee stock option plans, 153 238 shares of Nokia Corporation were subscribed for between July 1, 2008 and July 28, 2008. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares carry full shareholder rights as from the registration date, August 1, 2008. The shares are admitted to public trading on the OMX Nordic Exchange Helsinki as of the registration date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 800 568 648, including the shares held by the company.

Media Enquiries:

Nokia Oyj

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

August 20, 2008

Nokia’s Services & Software unit grows and focuses its efforts

Continued growth in investments in key Internet services areas

Espoo, Finland – Nokia’s Services & Software unit today announced plans to refine parts of its global research and development activities. While Nokia continues to grow its investments in consumer Internet services, the unit plans to integrate some of our content delivery services into a single service to create a better experience for consumers and to continue increasing investments into key initiatives. Nokia’s Internet services strategy continues unchanged with a focus on key service areas such as music, games, messaging and location based services.

Nokia has started today relevant local employee consultations to discuss these plans. These plans concern approximately 200 employees – approximately half in Finland - working in the Services and Software unit. The aim is to find alternative solutions and work for as many employees as possible within Nokia, at which the company has a good track record from previous years.

“This year we plan to hire more people into the Services & Software unit than the number of affected employees, so we expect that many employees will be able to transition to new jobs within Nokia,” said Niklas Savander, Executive Vice President, Services & Software. “We have made great progress with the initial offering this year and I see great potential going forward as we bring context aware Internet services to people’s pockets. These changes will strengthen our offerings and enable us to accelerate the delivery of new Internet experiences to market.”

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

STOCK EXCHANGE RELEASE

August 29, 2008

Nokia Corporation

Stock exchange release

August 29, 2008 at 9.45 (CET +1)

Exercises with stock options of Nokia Corporation

Based on Nokia’s 2003 and 2005 employee stock option plans, 266 866 shares of Nokia Corporation were subscribed for between July 29, 2008 and August 25, 2008. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares carry full shareholder rights as from the registration date, August 29, 2008. The shares are admitted to public trading on the OMX Nordic Exchange Helsinki as of the registration date together with the old Nokia share class (NOK1V).

After the registration, the total number of shares is 3 800 835 514, including the shares held by the company.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Press Release

Jakarta, Indonesia - 4 August, 2008

Indosat builds for growth with future-proof mobile network solution

Softswitch from Nokia Siemens Networks delivers flexible capacity, efficiency and high-value service applications

Indosat, Indonesia’s leading communications services provider, has responded to unprecedented subscriber growth in its mobile network with the deployment of a mobile softswitching solution that will allow it to meet future capacity demands and offer customers reliability and added-value services.

In response to the growth, Indosat has taken a first step towards an all-IP environment with the deployment of Nokia Siemens Networks’ mobile softswitch solution that will also expand network coverage and capacity, and ensure optimal network quality.

Indonesia’s low mobile penetration offers Indosat tremendous potential for further subscriber growth. To that end, Indosat’s selection of a mobile softswitching solution brings additional benefits such as the ability to widen network coverage, flexible capacity management, utilize IP backhaul, and create a call-prioritization feature for high value customers.

Johnny Swandi Sjam, President Director of Indosat said: “Indosat acknowledges and continuously strives to address the challenge of improving our services for our loyal customers. We believe that with Nokia Siemens Networks, renowned for their efficient and reliable solutions, as our partner, we can meet this challenge. Thus, we are able to provide complete communications solutions to our customers and ultimately retain Indosat’s leadership in the market.”

Arjun Trivedi, Head of sub-region Indonesia for Nokia Siemens Networks, said: “The Indonesian telecommunications market is seeing tremendous traffic growth. Our future-proof technology is designed to meet a demanding mobile environment as users become more data-hungry. Our reliability, combined with a best-in-class services capability, will allow Indosat to meet market demand and work towards an all-IP environment – the ideal platform for today and tomorrow.”

To ensure network efficiency and stability, Nokia Siemens Networks will also provide a broad range of services including replacement and relocation of old equipment, network design, new equipment implementation and project management as well as training and maintenance for all products and solutions included in the deal.

Nokia Siemens Networks has developed a strong track in the supply of mobile softswitching supplier worldwide, with close to 200 customers for its mobile softswitching and over 120 live networks. The softswitching contract extension deal cements Nokia Siemens Networks’ position as Indosat’s leading infrastructure vendor.

Indosat continues to monitor, control, analyze and manage their services and network with the Nokia Siemens Networks multi-technology service and network management solutions.

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), IDD service (IDD 001, IDD 008 and FlatCall (01016), fixed telecommunication services (StarOne, Indosat Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through Indosat and its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. In addition, Indosat provides 3G with HSDPA technology up to 3.6 Mbps. Indosat’s shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Clement Teo

Corporate Communications, APAC

Phone : +65 9073 1209

e-mail: clement.teo@nsn.com

Media Relations

Tel. +358 7180 31451

e-mail: mediarelations@nsn.com

Press Release

London, U.K. / Espoo, Finland – August 27, 2008

UK’s largest 3G mobile network integration appoints technology partner

Mobile Broadband Network Ltd. (MBNL), the network collaboration joint-venture between T-Mobile UK and 3 UK, has selected Nokia Siemens Networks as technology partner for 3G network integration. Nokia Siemens Networks will provide a network consolidation solution, bringing environmental benefits, cost savings to the operators and improvements for customers.

Nokia Siemens Networks has been selected as the 3G radio network infrastructure supplier for the consolidation of the two operators’ 3G radio access network infrastructure under MBNL, in the process creating the UK’s most extensive 3G network providing near complete population coverage by the end of 2009.

The contract has been awarded by MBNL, the 50:50 joint venture formed at the beginning of 2008 between 3 and T-Mobile UK to supervise the creation and operation of the joint network on behalf of both companies. The network consolidation agreement will significantly increase both operators’ 3G network quality and coverage, accelerate the provision of new high-speed mobile broadband services and deliver substantial cost savings as well as environmental benefits.

The first integrated cell site was commissioned in early February. Since then MBNL has concluded a pilot in the Leeds and Bradford area which successfully validated that the network consolidation technology will deliver the desired benefits focused on achieving nationwide 3G coverage.

Emin Gurdenli, Technology Director at T-Mobile UK, said: “We are now moving ahead with the large scale consolidation of cell sites. A key objective was to ensure that we achieve scale and integrate quickly and smoothly, minimizing costs whilst quickly expanding coverage so as to enable a much improved service experience for our growing number of mobile internet and broadband customers. We believe that with Nokia Siemens Networks as our principal technology partner, MBNL will deliver on its objective of creating what will be Europe’s largest HSDPA network in record timescales.”

Graham Baxter, Chief Technology Officer for 3 UK, said: “High-speed mobile broadband is going to be a key enabler for both consumers and businesses looking for convenient access to Internet-based services wherever they are. This innovative network collaboration agreement will help to accelerate the adoption of new services in a timescale each of us could not have achieved on our own. It also enables us to cost effectively meet customer demand for wider coverage, faster speeds and greater capacity that is starting to arise as mobile devices become the most cost-effective and convenient route to access the Internet.”

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

Although masts and the 3G access networks are being combined, each company’s core network and T-Mobile’s 2G network will not be shared. Both parties will retain responsibility for the delivery of services to their respective customers and use their own frequency spectrum. Nokia Siemens Networks’ industry-leading radio access solution will replace most of the two operators’ communications stations across the UK and equipment at the remaining sites is being upgraded and reconfigured for higher quality and capacity. The solution, featuring energy-efficient Flexi base stations from Nokia Siemens Networks, will allow a reduction the number of sites in the network by about 30 percent.

As well as network infrastructure, Nokia Siemens Networks will deliver project management, network deployment and managed spare parts capability, as well as care services to maintain network performance and increase its efficiency.

“This contract is an endorsement of our successful partnership with the two companies and we are committed to supporting them in their growth objectives as well as simplifying the network and reducing their operating costs. Our role in creating the UK’s largest 3G network underscores Nokia Siemens Networks’ leadership in managing advanced and complex network integration projects for the benefit of our customers,” said Spencer Rigler of Nokia Siemens Networks.

Synergies in network operations will be achieved thanks to the leading-edge Multi-operator Radio Access Network (MORAN) solution from Nokia Siemens Networks, allowing their networks to function independently. There are several benefits of this unique technology including full flexibility while merging the two networks, the re-use of existing infrastructure and the reduction of the number of sites.

In addition to cost savings and improved network quality, the integration will also deliver environmental benefits as the Nokia Siemens Networks Flexi base station helps achieve power savings at site of up to 70% compared with traditional 3G equipment.

Nokia Siemens Networks is the market leader in network consolidation solutions and this contract further strengthens this position. Over the past several years the company has gained substantial experience in building and operating shared networks. Today, the only shared networks in commercial operation are implemented with Nokia Siemens Networks technology that offers the complete range of network sharing methods for 2G and 3G – from simple site sharing to a fully managed network.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Anne Samson

Communications

Tel: 00 33 6 03 9 30 86

E-mail: anne.samson@nsn.com

About T-Mobile UK

T-Mobile is one of the world’s largest mobile operators with more than 125 million customers worldwide and is the service provider of choice for 16.8 million customers in the UK, making it one of the largest networks. T-Mobile has a range of innovative products and services, such as Solo, the SIM only option offering market-leading minutes and texts (at £30 per month) on a 30-day rolling contract; Combi, our best package deal; Flext, a unique tariff with a flexible allowance; U-Fix, a tariff that combines pay-as-you-go and a minimum term contract, and web’n’walk, which enables customers to surf the internet on the move. Competitive high-speed Mobile Broadband tariffs include access to the largest worldwide Wi-Fi network, with more than 1,000 HotSpots in convenient locations in the UK and 27,000 worldwide. Network coverage is among the best in the UK at over 99 per cent of the UK population. T-Mobile operates an advanced 3G HSDPA-enabled network capable of supporting effective mobile broadband speeds of up 4.5Mbps and is the first UK operator to provide a nationwide HSUPA capability for faster uploads.

For more information about T-Mobile UK, please visit www.t-mobile.co.uk

T-Mobile Press Line     +44 (0) 7017 150 150

About 3 UK

3 is a mobile operator focused on bringing the benefits of the internet to mobile communications. We offer attractive pricing and give our customers the widest choice of ways to stay connected at home or abroad. To do this we’re building the UK’s best high-speed mobile broadband network. 3 UK is a member of the HWL group of 3G companies, which include 3G operations in Australia, Austria, Denmark, Hong Kong, Ireland, Israel, Italy Macau and Sweden.

Three facts about 3:

•      3 launched the UK’s first 3G network offering national coverage for calls and texts, and has over 90% population coverage for 3G services. As we consolidate our radio access network with T-Mobile we expect to reach almost complete UK population coverage for 3G by the end of 2008.

•      3 has over 3 million active customers in the UK and over 16 million worldwide.

•      3 was the first to enable free voice over internet calling with Skype and the first to launch a dedicated Skype mobile phone, the 3 Skypephone.

For more information about 3 UK, please visit www.three.co.uk

Press Release

Bundang, Korea / Espoo, Finland – August 28, 2008

Dasan Networks’ ownership structure to change; global cooperation with Nokia Siemens Networks to continue

Companies plan to continue cooperation through an Original Equipment Manufacturer agreement

Nokia Siemens Networks and Dasan Networks today announced the signing of a share purchase agreement. Upon completion of the contract, expected to be effective within the next days, Dasan Invest, Dasan TPS, Skylake Ltd, and certain individual Korean investors will acquire all of Nokia Siemens Networks’ shares in Dasan Networks which represent 56.13% of all the shares of the company. With the acquisition completed these Korean investors will hold 60.83% of the shares of the company. The remainder of the shares are held by various shareholders.

Chief Executive Officer of Dasan Networks, Mr. Nam Min Woo, will continue in his role. Dasan Networks was founded by Mr. Nam Min Woo in 1993. Dasan Networks has been supplying broadband access equipment and services to Nokia Siemens Networks.

Commenting on the agreement, Nam Min Woo, Chief Executive Officer of Dasan Networks said: “I am very pleased to have been able to sign this deal having been one of the original company founders. The share purchase agreement will support Dasan Networks’ ambition to act as an independent provider of networking solutions selling its products through direct sales channels in its core markets of Korea and Japan while continuing its close cooperation with Nokia Siemens Networks in other markets.”

“The agreement will clarify our R&D and operations set-up in our business unit, complimenting Nokia Siemens Networks’ strategy of building on 3rd party relations and streamlining its investments to become all the more efficient and a leader in industry profitability,” said Martin Lüst, Head of the Broadband Access business unit at Nokia Siemens Networks. “Nokia Siemens Networks will maintain a solid foothold in Korea, one of the leading and most technologically advanced markets in Asia, and plan to continue close cooperation with Dasan Networks through an Original Equipment Manufacturer- and Original Design Manufacturer agreement. Dasan products will remain part of broadband access solution and product portfolio and this agreement will not lead to changes in terms of customer support and contracts related to Dasan Networks’ portfolio.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

About Dasan Networks

DASAN Networks is the largest networks equipment company in Korea. And now there are about 400 employees including 200 engineers. DASAN Networks offers Carrier Ethernet Solution and

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

TPS Solution which is flexible to respond to rapidly changing market conditions and diverse customer requirement. To be the leading network innovator, DASAN Networks will continue to explore and utilize our full potential and core capabilities. The company is located in Bundang, Korea. www.dasannetworks.com

Media Enquiries

Nokia Siemens Networks

Karen Wong

Communications, Asia Pacific region,

Nokia Siemens Networks

Phone: +6567231824

E-mail: karen.wong@nsn.com

Ben Roome

Media Relations

Nokia Siemens Networks

Phone: +447827300203

E-mail: ben.roome@nsn.com

Iris Sohn

Media Contact for Korean Press Inquiries

Phone: + 82114974097

E-mail: iris@incommbrodeur.com

Dasan Networks

DASAN Networks, Inc.

Hyoju Park,

Naeun Yoon

Management supporting team

Phone:	+827070101042
+827070101043
E-mail	hjpark@dasannetworks.com
yne@dasanentworks.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2008		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel